                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the period of November 30, 1998              Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


             Form 20-F   X                     Form 40-F
                       -----                              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


             Yes                               No   X
                 -----                            -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             VISTA GOLD CORP.


Date:  November 30, 1998                     By: /s/ Roger L. Smith
                                                -------------------------------
                                                Roger L. Smith
                                                Vice President of Finance

                                  EXHIBIT INDEX


      Exhibit        Description of Exhibit
      -------        ----------------------

       99.1a         Vista Gold Corp. Third Quarter Report 1998 - Letter to
                     Shareholders

       99.1b         Vista Gold Corp. Third Quarter Report 1998 - Financial
                     Statements

       99.1c Vista Gold Corp. Third Quarter Report 1998 - Notes to Financial Statements

THIRD QUARTER REPORT - 1998

DEAR FELLOW SHAREHOLDERS:

The Company produced 24,578 ounces of gold during the third quarter of 1998, bringing year-to-date gold production to 94,766 ounces. This compares favorably to gold production of 90,421 ounces for the nine months ended September 30, 1997.

On July 12, 1998, the Hycroft mine produced its one-millionth ounce of gold. The Hycroft operation achieved this major production milestone due to the efforts of the employees. We are very proud of the Hycroft team, which has successfully demonstrated the Company's ability to run an efficient and low-cost operation under very difficult conditions.

Disappointing gold prices have persisted, and as a result, the Company has taken measures to reduce costs and conserve cash. Cost reduction measures included plans to temporarily suspend mining operations at the Hycroft mine in May 1998. However, better than expected ore grade allowed mining to continue. Present plans call for the suspension of mining activities in December 1998. Gold production for 1998 is currently estimated to be 108,000 ounces. Gold production from the leach pads will continue through 1999 and into 2000.

The higher rate of gold production for the year, together with measures taken to control costs, allowed the Hycroft mine to lower its cash operating costs per ounce. For the quarter ended September 30, 1998, the cash operating cost per ounce was $248, a decrease of $25 or 9 percent from 1997. For the nine months ended September 30, 1998, the cash operating cost per ounce was $217, a decrease of $50 or 19 percent from 1997.

The Company has examined various mine plans that will allow mining activities to resume when gold prices return to higher levels. In the short-term, the Company will commence reclamation in areas that will not be affected by future operations. The Hycroft property is not fully explored and the Company is pursuing joint venture opportunities to undertake the higher cost exploration for deeper and potentially higher-grade ore.

As of September 30, 1998, the Company's cash balance was $2.2 million, an increase of $0.4 million from December 31, 1997. During the first nine months of 1998, the Company paid down $10.5 million of its $13.0 million bank debt from 1997. Subsequent to September 30, 1998, the Company paid the remaining $2.5 million and completely retired the bank debt secured by the assets of the Hycroft mine. This concluded the Company's remaining obligations under the debt agreement and allowed the Company to proceed with the acquisition of the Mineral Ridge mine.

On October 21, 1998, the Company completed the acquisition of Mineral Ridge Resources Inc. ("MRRI") from Cornucopia Resources Ltd. ("Cornucopia"). MRRI owned and operated the Mineral Ridge mine located near the town of Silver Peak, approximately 35 miles southwest of Tonopah, Nevada.

The Mineral Ridge mine was constructed by Cornucopia for a cost of approximately US$17 million. The project was completed on May 17, 1997 and the first gold was poured on June 20, 1997. However the project failed to meet commercial production loan tests and was shutdown in December 1997. The Company completed an in-depth technical review and will undertake a number of modifications to the facility prior to the restart of operations to eliminate the problems experienced by Cornucopia. The improvements include changes to the crushing and agglomeration circuits, the addition of surge capacity to the crushing plant, employment of a coarser crusher product size and the introduction of strong leach solutions during the agglomeration process, all of which the Company believes will improve the rate of recovery of gold.

As a result of its due diligence study, the Company now estimates the proven and probable reserves to be 4 million tons at a grade of 0.06 ounces per ton containing 243,000 ounces of gold. The average estimated cash production costs will be US$226 per ounce and production is planned to be approximately 55,000 ounces in 1999. Before the end of the year, Vista will commence a program of drilling designed to convert existing resources to additional mineable reserves. It is hoped that in this first stage, we can add between 50,000 to 100,000 ounces of new reserves. The Company has also commenced systematic exploration of the total land package, which it believes will add significant reserves to the overall project.

At the Amayapampa and Capa Circa projects in Bolivia, the Company has completed an evaluation of the economics of combining ore from the underground Capa Circa mine with the nearby Amayapampa project. The study indicates that the combination of the two properties would enhance the project's estimated financial returns, making financing more attractive in today's lower gold price environment. The Company is continuing to investigate the availability of financing for the project.

To ensure management and key operating personnel have a strong incentive to enhance the value of Vista Gold, the board of directors approved the cancellation of all outstanding stock options and the grant of new options that reflect current conditions, subject to ratification by the shareholders at our annual general meeting.

With gold prices continuing at depressed levels, the Company reacted positively by taking measures to enhance gold production and control costs. As a result, the Hycroft mine had an excellent year as it generated more than $12 million in cash from operations and completely retired its $13 million bank debt related to the Hycroft operation. However, mining activities and gold production at Hycroft cannot be sustained at today's gold prices, and mining operations will be suspended by mid-December.

The Company has been aggressively seeking opportunities for new growth, including the acquisition of MRRI. At the Mineral Ridge mine, start-up activities are proceeding as planned and gold production from new mined ore is expected to commence early in 1999. Combined gold production from the Hycroft and Mineral Ridge mines for 1999 is estimated to be in excess of 75,000 ounces. Our cash position remains adequate and the Company will continue to seek suitable investment opportunities with the goal of enhancing shareholder value.


/s/ Mike B. Richings

Mike B. Richings
President and Chief Executive Officer

November 25, 1998

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450 or
(888) 629-2450.

(303) 629-2450 -voice                                       (303) 629-2499 - fax

             370 Seventeenth Street - Suite 3000 - Denver, CO 80202

                                VISTA GOLD CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                          Three Months Ended               Nine Months Ended
                                                              September 30                    September 30
    (U.S. dollars in thousands, except share data)        1998           1997             1998            1997
    ----------------------------------------------        ----           ----             ----            ----
                                                              (unaudited)                     (unaudited)
Revenues:
Gold sales                                           $      7,816    $     10,130    $     29,987    $     31,432
Interest income                                                14              23              68             219
                                                     ------------------------------------------------------------
                                                            7,830          10,153          30,055          31,651
                                                     ------------------------------------------------------------

Costs and expenses:
Mining operations                                           6,270           8,280          21,014          24,423
Depreciation, depletion and amortization                    1,148           1,917           5,196           5,101
Provision for reclamation and closure costs                   591             203           2,162             520
Operating leases                                              171             592           1,091           1,746
Mineral exploration and property evaluation                    67             540             357           2,012
Corporate administration                                      369             608           1,022           1,797
Investor relations                                             20              74             173             300
Interest expense                                              108             294             410             564
Loss (gain) on disposal of assets                             (13)              0            (198)           (851)
Loss (gain) on liquidation of gold futures                      0               0          (3,217)              0
Equity in loss and impairment of Zamora Gold Corp.              0             202               0             660
Other expense (income)                                         52              75             311            (107)
Write-down of mineral properties                                0          33,000               0          33,000
                                                     ------------------------------------------------------------
                                                            8,783          45,785          28,321          69,165
                                                     ------------------------------------------------------------

Earnings (loss) before taxes                                 (953)        (35,632)          1,734         (37,514)

Income taxes                                                   16              69              23              69

                                                     ------------------------------------------------------------
Net earnings (loss)                                  $       (969)   $    (35,701)   $      1,711    $    (37,583)
                                                     ============================================================

Weighted average shares outstanding                    89,152,540      89,152,540      89,152,540      89,083,707
-----------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                            $      (0.01)   $      (0.40)   $       0.02    $      (0.42)
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


                                VISTA GOLD CORP.
             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                       Three Months Ended          Nine Months Ended
                                                          September 30                September 30
                (U.S. dollars in thousands)            1998          1997          1998          1997
                                                          (unaudited)                 (unaudited)
Retained earnings (deficit), beginning of period     $(61,756)     $(12,300)     $(64,436)     $(10,418)

Net earnings (loss)                                      (969)      (35,701)        1,711       (37,583)

                                                     --------------------------------------------------
Retained earnings (deficit), end of period           $(62,725)     $(48,001)     $(62,725)     $(48,001)
                                                     ==================================================


The accompanying notes are an integral part of these consolidated financial statements.

                                VISTA GOLD CORP.
                           CONSOLIDATED BALANCE SHEETS

                                                                       SEPTEMBER 30   December 31
                           (U.S. dollars in thousands)                    1998           1997
                                                                       (unaudited)     (audited)
Assets:
Cash and cash equivalents                                               $   2,180      $   1,799
Marketable securities                                                           0            132
Accounts receivable                                                         5,192          2,199
Gold inventory                                                              8,513         12,717
Supplies and other                                                          1,273          2,301
                                                                        ------------------------
Current assets                                                             17,158         19,148
                                                                        ------------------------

Property, plant and equipment, net                                         53,660         58,638
Investment in Zamora Gold Corp.                                             1,008            857
Other assets                                                                  107            385
                                                                        ------------------------
Long-term assets                                                           54,775         59,880
                                                                        ------------------------

                                                                        ------------------------
Total assets                                                            $  71,933      $  79,028
                                                                        ========================

Liabilities and Shareholders' Equity:

Accounts payable                                                        $   3,029      $   4,472
Accrued liabilities and other                                                 949          1,913
Deferred hedging gains                                                      2,766              0
Bank debt                                                                   2,500         13,000
                                                                        ------------------------
Current liabilities                                                         9,244         19,385
                                                                        ------------------------

Accrued reclamation and closure costs                                       5,970          4,534
Other liabilities                                                              31             34
                                                                        ------------------------
Long-term liabilities                                                       6,001          4,568
                                                                        ------------------------

                                                                        ------------------------
Total liabilities                                                          15,245         23,953
                                                                        ------------------------

Capital stock, no par value per share:
     Preferred - unlimited shares authorized; no shares outstanding
     Common - unlimited shares authorized; shares outstanding:
          1998 - 89,152,540; 1997 - 89,152,540                            120,870        120,870
Retained earnings (deficit)                                               (62,725)       (64,436)
Currency translation adjustment                                            (1,457)        (1,359)
                                                                        ------------------------
Total shareholders' equity                                                 56,688         55,075
                                                                        ------------------------


                                                                        ------------------------
Total liabilities and shareholders' equity                              $  71,933      $  79,028
                                                                        ========================

The accompanying notes are an integral part of these consolidated financial statements.

                                VISTA GOLD CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three Months Ended       Nine Months Ended
                                                           September 30            September 30
          (U.S. dollars in thousands)                    1998       1997         1998        1997
                                                           (unaudited)              (unaudited)
Cash flows from operating activities:
Net earnings (loss)                                    $   (969)   $(35,701)   $  1,711    $(37,583)

Adjustments to reconcile net earnings (loss) to net
  cash provided by (used in) operations:
Depreciation, depletion and amortization                  1,148       1,917       5,196       5,101
Amortization of deferred stripping                            0           0       1,169         985
Amortization of debt issue costs                              0         119           0         119
Deferral (amortization) of hedging gains                   (892)        (99)      2,766        (387)
Amortization of deferred hedging costs                        0           0         276           0
Provision for reclamation and closure costs                 591         203       2,162         520
(Gain) loss on sale of assets                               (13)          0        (198)       (851)
Equity in loss and impairment of Zamora Gold Corp.            0         202           0         660
(Gain) loss on currency translation                         (35)        169         (98)         67
Write-down of mineral properties                              0      33,000           0      33,000
Other non-cash items                                         (3)          0          (2)          1
                                                       --------------------------------------------
                                                           (173)       (190)     12,982       1,632

Changes in operating assets and liabilities:
Marketable securities                                         0          10         132           6
Accounts receivable                                         896        (676)     (2,993)     (1,655)
Gold inventory                                            1,655        (197)      4,204       2,252
Supplies and other                                          451          67       1,028         786
Accounts payable                                          1,244       1,662      (1,444)     (3,200)
Accrued liabilities and other                               199        (127)       (963)          1
Reclamation and closure costs                               (92)        (11)       (726)       (189)
                                                       --------------------------------------------
Net cash provided by (used in) operating activities       4,180         538      12,220        (367)
                                                       --------------------------------------------


Cash flows from investing activities:
Additions to property, plant and equipment               (1,603)     (3,377)     (4,212)    (12,244)
Additions to deferred stripping                               0        (700)          0      (4,865)
Proceeds from disposal of assets                            682           0       3,023         996
Investment in and advances to Zamora Gold Corp.            (152)          0        (152)       (520)
Other assets                                                  0           0           2           0
                                                       --------------------------------------------
Net cash used in investing activities                    (1,073)     (4,077)     (1,339)    (16,633)
                                                       --------------------------------------------


Cash flows from financing activities:
Proceeds from (repayment of) short-term debt             (4,700)          0     (10,500)          0
Proceeds from (repayment of) long-term debt                   0        (300)          0       9,300
Proceeds from issuance of common stock                        0          37           0         125
                                                       --------------------------------------------
Net cash provided by (used in) financing activities      (4,700)       (263)    (10,500)      9,425
                                                       --------------------------------------------


Net increase (decrease) in cash and cash equivalents     (1,593)     (3,802)        381      (7,575)

Cash and cash equivalents, beginning of period            3,773       4,825       1,799       8,598

                                                       --------------------------------------------
Cash and cash equivalents, end of period               $  2,180    $  1,023    $  2,180    $  1,023
                                                       ============================================


The accompanying notes are an integral part of these consolidated financial statements.

VISTA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1998
 (U.S. dollars in thousands unless specified otherwise - unaudited)


1.    UNAUDITED INTERIM FINANCIAL INFORMATION

The consolidated financial statements of Vista Gold Corp. (the "Company") for the nine months ended September 30, 1998 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the interim financial information set forth herein have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.

2.    YEAR 2000

As the year 2000 approaches, there are uncertainties concerning whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail.

The Company's computer systems and software are already configured to accommodate dates beyond the year 2000. The Company believes that the year 2000 will not pose significant operational problems for the Company's computer systems. However, the Company has not yet completed its assessment of all of its systems, or the computer systems of third parties with which it deals, and while it is not possible at this time to assess the effect of a third party's inability to adequately address year 2000 issues, the Company does not believe the potential problems associated with year 2000 will have a material effect on its financial results.

3.    BANK DEBT AND HEDGING FACILITIES

In January 1998, the Company took steps to improve its cash flow and liquidated its forward position in the gold futures market and made plans to temporarily reduce mining activities at the Hycroft mine.

The liquidation of the Company's gold forward position was completed in January 1998, and generated $9.5 million in cash. Net hedging gains resulting from the transaction were $9.3 million, of which $3.2 million was recognized immediately and $6.1 million was deferred to subsequent periods. During the nine months ended September 30, 1998, $3.3 million in deferred hedging gains was amortized and as of September 30, 1998, the remaining unamortized deferred hedging gain balance was $2.8 million.

Waste-rock mining was halted in January 1998 and the Company plans to suspend ore mining in December 1998. Gold recovery and processing will continue from inventoried ore through 1999 and into 2000.

As a result of these measures, the Company amended its debt agreement secured by the assets of the Hycroft mine as follows. The Company hedged 90,000 ounces with various maturity dates during 1998 at a gold price of no less than $282 per ounce to ensure a satisfactory cash margin. At September 30, 1998, there were 8,000 hedged ounces outstanding. The repayment terms have been amended and call for the Company to completely retire the debt during 1998. During the nine months ended September 30, 1998, the Company paid $10.5 million and reduced the $13.0 million debt to $2.5 million.

4.    SUBSEQUENT EVENTS

Subsequent to September 30, 1998, the Company paid $2.5 million and completely retired the remaining bank debt secured by the assets of the Hycroft mine. This concluded the Company's remaining obligations under the amended debt agreement and allowed the Company to proceed with the acquisition of the Mineral Ridge mine.

On October 21, 1998, Vista Gold Corp. ("Vista") completed the acquisition of Mineral Ridge Resources Inc. ("MRRI") from Cornucopia Resources Ltd. ("Cornucopia"). Vista has acquired all of the shares of MRRI in consideration for 1,562,000 shares of Vista at an aggregate value of US$250,000. Vista concurrently subscribed on a private placement basis for 2,777,777 shares of Cornucopia valued at US$250,000.

The Mineral Ridge mine, located near the town of Silver Peak, approximately 35 miles southwest of Tonopah, Nevada, was constructed by Cornucopia for a cost of approximately US$17 million. The project was completed on May 17, 1997 and the first gold was poured on June 20, 1997. However the project failed to meet commercial production loan tests and was shutdown in December 1997. Vista has completed an in-depth technical review and will undertake a number of modifications to the facility prior to the restart of operations to eliminate the problems experienced by Cornucopia. The improvements include changes to the crushing and agglomeration circuits, the addition of surge capacity to the crushing plant, employment of a coarser crusher product size and the introduction of strong leach solutions during the agglomeration process, all of which Vista believes will improve the rate of recovery of gold.

As a result of its due diligence study, Vista now estimates the proven and probable reserves to be 4 million tons at a grade of 0.06 ounces per ton containing 243,000 ounces of gold. The average estimated cash production costs will be US$226 per ounce and production is planned to be approximately 55,000 ounces in 1999.

As part of the transaction, MRRI has amended its loan agreement with Dresdner Bank. The amended agreement revised the terms of repayment of the previously outstanding loan and accrued interest totaling approximately US$13.5 million and provided additional loans to MRRI totaling US$1.6 million which will be used to pay amounts owing to other creditors of MRRI. The revised agreement required the contribution of US$5.0 million of mining equipment to the project by Vista. Net cash flow from the project will be distributed on the basis of 70 percent to Dresdner Bank and 30 percent to Vista after deduction of US$800,000 of management fees payable to Vista over the next two years and rescheduled principal payments on the additional loans used to repay other creditors. The interest rate on the loans will be LIBOR plus 2 percent and the loans will be secured by the assets of MRRI and the US$5 million of mining equipment contributed by Vista. As part of the agreement with Dresdner, MRRI liquidated forward gold hedges to provide US$3.5 million, which is to be used as working capital and to pay for capital improvements on the project.

Vista has also executed an amendment to MRRI's principal royalty agreement with Mary Mining Company Inc. to modify the net smelter royalties payable from the current flat rate of 4 percent if the gold price is US$500 or less, to a graduated scale which increases progressively from 21/2 percent if the gold price is US$300 or less. In consideration for the modification, Vista has paid Mary Mining Company US$24,000 in additional advance royalty payments in 1998.